UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Brazilian Taxpayers ID (C.N.P.J.) No. 90.400.888/0001-42

Authorized Capital Company

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), in response to the CVM’s Letter No. 2846/2016-SAE/GAE 2 received on 08.04.2016 (Annex I) requesting clarifications on the news article released by Agência Estado – Broadcast, also on 08.04.2016, under the title “Santander Submits Binding Offer for Citi's Retail”, hereby clarifies that all investments opportunities which are in line with its business strategies, such as the aforementioned news, are assessed by it. Furthermore, Santander clarifies that up to this moment no binding commitment in regard to such theme has been reached, therefore we understood that there was no material fact to be disclosed to the market at this moment.

Any material facts shall be promptly informed to the Santander Brasil’s Shareholders and the market in general.

São Paulo, August 4, 2016.

Angel Santo domingo

Investor Relations Officer

ANNEX I

04 de agosto de 2016

2846/2016-SAE/GAE 2

Banco Santander S.A.

At. Sr. Angel Santodomingo Martell

Diretor de Relações com Investidores

Ref.: Solicitação de esclarecimentos sobre notícia veiculada na imprensa

Prezados Senhores,

 Em notícia veiculada pela Agência Estado – Broadcast, em 04/08/2016, consta, entre outras informações, que o Santander Brasil fez proposta vinculante pela operação de varejo do Citi no Brasil.

 Não identificamos essas informações nos documentos enviados por essa companhia, por meio do Sistema Empresas.NET. Em caso de contraditório, favor informar o documento e as páginas em que constam as informações e a data e hora em que as mesmas foram enviadas.

 Cabe ressaltar que a companhia deve divulgar informações periódicas, eventuais e demais informações de interesse do mercado, por meio do Sistema Empresas.NET,  garantindo sua ampla e imediata disseminação e o tratamento equitativo de seus investidores e demais participantes do mercado.

Isto posto, solicitamos esclarecimentos sobre os itens assinalados, até 05/08/2016, sem prejuízo ao disposto no parágrafo único do art. 6º da Instrução CVM nº 358/02, com a sua confirmação ou não, bem como outras informações consideradas importantes.

 A resposta dessa empresa deve ser enviada por meio do módulo IPE, selecionando-se a Categoria: Fato Relevante ou Categoria: Comunicado ao Mercado, o Tipo: Esclarecimentos sobre consultas CVM/Bovespa e, em seguida, o Assunto: Notícia divulgada na mídia, o que resultará na transmissão simultânea do arquivo para a BM&FBOVESPA e CVM.

 Ressaltamos a obrigação, disposta no parágrafo único do art. 4º da Instrução CVM nº 358/02, de inquirir os administradores e acionistas controladores da companhia, com o objetivo de averiguar se estes teriam conhecimento de informações que deveriam ser divulgadas ao mercado.

 No arquivo a ser enviado deve ser transcrito o teor da consulta acima formulada antes da resposta dessa empresa.

 Esta solicitação se insere no âmbito do Convênio de Cooperação, firmado pela CVM e BM&FBOVESPA em 13/12/2011, e o seu não atendimento poderá sujeitar essa companhia à eventual aplicação de multa cominatória pela Superintendência de Relações com Empresas – SEP da CVM, respeitado o disposto na Instrução CVM nº 452/07.

 Atenciosamente,

Nelson Barroso Ortega

Superintendência de Acompanhamento de Empresas

c.c:     CVM - Comissão de Valores Mobiliários

Sr. Fernando Soares Vieira - Superintendente de Relações com Empresas

Sr. Francisco José Bastos Santos - Superintendente de Relações com o Mercado e Intermediários

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 5, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer